Prospectus Supplement No. 11 Filed Pursuant to Rule 424(b)(3) File No. 333-137829

CAPSOURCE FINANCIAL, INC.

2305 Canyon Boulevard, Suite 103

Boulder, CO 80302

(303) 245-0515

Prospectus Supplement No. 11

(to Final Prospectus dated August 14, 2007)

This Prospectus Supplement No. 11 supplements and amends the final prospectus dated August 14, 2007, as supplemented and amended by Supplement No. 1 thereto dated August 15, 2007, Supplement No. 2 thereto dated August 20, 2007, Supplement No. 3 thereto dated August 23, 2007, Supplement No. 4 thereto dated November 2, 2007, Supplement No. 5 thereto dated November 8, 2007, Supplement No. 6 thereto dated November 19, 2007, Supplement No. 7 thereto dated December 10, 2007, Supplement No. 8 thereto dated January 31, 2008, Supplement No. 9 thereto dated April 1, 2008 and Supplement No. 10 thereto dated April 15, 2008 (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 18,086,265 shares of our common stock by certain selling shareholders.

On May 20, 2008, we filed with the U.S. Securities and Exchange Commission the attached Quarterly Report on Form 10-Q.

This Prospectus Supplement No. 11 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 11 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “CPSO.” On May 19, 2008, the last reported sale price of our common stock was $0.21 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of the Final Prospectus dated August 14, 2007.

_____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 11 is truthful or complete. Any representation to the contrary is a criminal offense.

_____________________

The date of this Prospectus Supplement No. 11 is May 20, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q

(MARK ONE)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

☐	TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT FOR THE TRANSITION FROM _________ TO __________

Commission file number 1-31730

CapSource Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Colorado	84-1334453
(State of incorporation)	(IRS Employer Identification No.)

2305 Canyon Boulevard, Suite 103, Boulder, CO 80302

(Address of Principal Executive Offices and Zip Code)

(Registrant’s Telephone Number, Including Area Code)   (303) 245-0515

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer       ☐ Accelerated filer      ☐ Non-accelerated filer       ☒ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

There were 20,433,321 shares of common stock outstanding at May 14, 2008.

CapSource Financial, Inc.

Part I – FINANCIAL INFORMATION

Item 1.   UNAUDITED CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS

CAPSOURCE FINANCIAL, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

	March 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$528,575	$426,191
Rents and accounts receivable, net	491,924	1,040,942
Mexican value-added taxes receivable	947,873	137,194
Inventory	10,467,326	5,718,489
Advances to vendors	—	14,536
Prepaid insurance and other current assets	151,681	121,674
Total current assets	12,587,379	7,459,026

Property and equipment, net	1,272,252	1,241,577
Other assets	109,678	27,355
Intangible assets, net	321,000	332,260
Total assets	$14,290,309	$9,060,218

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$6,450,889	$1,699,639
Deposits and advance payments	294,777	151,316
Notes payable	4,136,420	3,327,736
Payable to stockholder	2,692,954	2,641,559
Total current liabilities	13,575,040	7,820,250

Long-term liabilities:
Notes payable long-term	1,032,978	746,652
Total long-term liabilities	1,032,978	746,652

Total liabilities	14,608,018	8,566,902

Commitments and contingencies

Stockholders’ equity (Deficit):
Common stock	204,333	204,333
Additional paid-in capital	15,213,325	15,213,325
Accumulated deficit	(15,735,367)	(14,924,342)
Total stockholders’ equity (Deficit)	(317,709)	493,316
Total liabilities and stockholders’ equity
(Deficit)	$14,290,309	$9,060,218

See accompanying notes to unaudited condensed consolidated financial statements.

CAPSOURCE FINANCIAL, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended March 31,
	2008	2007

Net sales and rental income	$2,086,534	$10,664,902
Cost of sales and operating leases	(1,898,628)	(9,962,082)
Gross profit	187,906	702,820
Selling, general and administrative expenses	(849,750)	(895,728)
Operating loss	(661,844)	(192,908)
Interest, net	(124,695)	(106,434)
Other income (expense), net	395	(18,552)
Loss before income taxes	(786,144)	(317,894)
Income taxes	(24,881)	(22,009)
Net loss	$(811,025)	$(339,903)

Net loss per basic and diluted share	$(0.04)	$(0.02)

Weighted-average shares outstanding, basic and diluted	20,433,321	20,433,321

See accompanying notes to unaudited condensed consolidated financial statements.

CAPSOURCE FINANCIAL, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

	THREE MONTHS ENDED March 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(811,025)	$(339,903)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	(6,432)	(1,887)
Depreciation and amortization	68,015	84,821
Gain on disposal of assets	(1,962)	(5,748)
Changes in operating assets and liabilities:
Rents and other receivables	(255,229)	676,292
Inventory	(4,748,837)	(1,580,661)
Advances to vendors and other current assets	(15,471)	160,558
Accounts payable and accrued expenses	4,751,250	1,623,964
Deposits and advance payments	143,461	(131,537)
Other assets	(71,063)	3,201
Net cash (used in) provided by operating activities	(947,293)	489,100

Cash flows from investing activities:
Purchase of property and equipment	(117,671)	(53,778)
Proceeds from disposition of property and equipment	20,943	12,384
Net cash used in investing activities	(96,728)	(41,394)

Cash flows from financing activities:
Proceeds from payable to stockholder	301,000	109,500
Proceeds from notes payable and credit line	2,107,236	4,213,368
Repayment of notes payable, credit line and payable to stockholder	(1,261,831)	(4,190,758)
Net cash provided by financing activities	1,146,405	132,110

Net increase in cash and cash equivalents	102,383	579,816
Cash and cash equivalents, beginning of the period	426,191	655,825

Cash and cash equivalents, end of the period	$528,575	$1,235,641

Supplemental cash flow information:
Cash paid for interest	$95,326	$119,583
Cash paid for income taxes	$25,137	$11,845

See accompanying notes to unaudited condensed consolidated financial statements.

CAPSOURCE FINANCIAL, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(1) Nature of Operations CapSource Financial, Inc. (CapSource or the Company) is a U.S. corporation with its principal place of business in Boulder, Colorado. CapSource is a holding company that sells and leases dry van and refrigerated truck trailers through its wholly owned Mexican operating subsidiaries (Remolques y Sistemas Aliados de Transportación, S.A. de C.V, or RESALTA, and Rentas y Remolques de Mexico, S.A. de C.V., or REMEX). In addition, on May 1, 2006, the Company acquired, and began operating, the truck trailer sales business of Prime Time Equipment, Inc., a California based authorized dealer for Hyundai Translead trailers. The Company now operates the acquired business through its wholly owned U.S. subsidiary, CapSource Equipment Company, Inc., d/b/a Prime Time Trailers. The Company operates in one business segment, the sale and lease of trailers, and conducts business in two countries, the United States and Mexico.

For the quarter ended March 31, 2008 and 2007, respectively, the geographic distribution of the Company’s total revenue and total assets was:

	Three Months Ended March 31, 2008				Three Months Ended March 31, 2007
	$ 000s				$ 000s
Country	Total Revenue	% of Total	Total Assets	% of Total	Total Revenue	% of Total	Total Assets	% of Total
Mexico	$817.0	39.2%	$10,804.6	75.6%	$8,689.3	81.5%	$15,214.0	78.8%
United States	1,269.5	60.8%	3,485.7	24.4%	1,975.6	18.5%	4,086.6	21.2%
Total	$2,086.5	100.0%	$14,290.3	100.0%	$10,664.9	100.0%	$19,300.6	100.0%

(2) Basis of presentation The accompanying unaudited condensed consolidated financial statements include the accounts of CapSource and its wholly owned subsidiaries. All intercompany balances have been eliminated in consolidation. In the opinion of Company management, the accompanying unaudited condensed, consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the condensed consolidated financial statements) necessary to present fairly the financial position of the Company as of March 31, 2008, and the results of its operations and cash flows for the interim periods presented. These statements are condensed and, therefore, do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. The statements should be read in conjunction with the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2007. The results of operations for the three months ended March 31, 2008 and 2007 are not necessarily indicative of the results to be expected for the full year, or for any other future period.

The financial statements of the Company’s Mexican subsidiaries are reported in the local currency, the Mexican peso. However, as substantially all sales and leases are denominated in U.S. dollars, as well as generally all other activities, the functional currency is designated as the U.S. dollar. Any transactions denominated in the local currency are remeasured into the U.S. dollar, creating foreign exchange gains or losses that are included in other income (expense).

(3) Liquidity Since its inception, the Company has generated losses from operations, and as of March 31, 2008, had an accumulated deficit of $15,735,367 and a working capital deficit of $987,661.

In conjunction with its U.S. operations, the Company maintains a floor plan inventory credit line of approximately $3.5 million with Navistar Financial Corporation to finance the purchase of new and used truck trailer inventory in the United States. The floor plan notes, which bear interest at Prime Rate plus 1.25% (6.5% as of March 31, 2008), are secured by specific trailer inventory and are paid as each financed trailer is sold by the Company.

In conjunction with its Mexican operations, the Company maintains a floor plan inventory credit line of approximately $5.0 million with Financieros Navistar S.A. de C.V. (Mexican subsidiary of Navistar Financial Corporation) to finance the purchase and sale of new and used truck trailers by the Company’s Mexican operations. The floor plan notes, which bear interest at LIBOR plus 4.17% (7.29% as of March 31, 2008), are secured by specific trailer inventory and are paid as each financed trailer is sold by the Company.

To satisfy the Company’s liquidity needs Randolph Pentel, the Company’s Chairman of the Board and majority stockholder, from time to time has made unsecured loans to the Company. During the three months ended March 31, 2008, Mr. Pentel loaned the Company $301,000. As of March 31, 2008, the outstanding loans by him to the Company, classified as short-term debt payable to stockholder, totaled $2,686,222, including accrued interest of $127,859. The total interest expense on the Pentel loans was approximately $43,663 for the three months ended March 31, 2008. Subsequent to March 31, 2008 and as of May 14, 2008, Mr. Pentel loaned the Company an additional $121,000.

On August 10, 2007, the Company obtained additional term loans from two other major investors, totaling $300,000, to finance the Company’s working capital needs. The loans, which bear interest at 9.0%, are for a period of two years and are included as long-term debt on the Company’s balance sheet as of March 31, 2008. The Company’s Chairman of the Board, Randolph Pentel, is personally guaranteeing the loans to the lenders.

In addition to new debt and equity financing obtained by the Company, the Company’s Chairman and largest stockholder has expressed his willingness and ability to continue to financially support the Company, at least through the remainder of 2008 if needed, by way of additional debt and/or equity contributions.

Company management believes that the cash to be generated from operations and the floor plan financing arrangements, plus cash on-hand at March 31, 2008, as well as additional funding expected from the Company’s Chairman, will provide sufficient funds to satisfy obligations as they become due over the next nine months. Over the long-term, management believes that the Company will need additional debt/equity funding, as well as successful growth in the Company’s U.S. operations, and a return of our Mexican trailer sales operation to more traditional levels in order to satisfy long-term cash requirements.

The Company is seeking additional long-term debt and/or equity funding to continue operations. Should the Company be unsuccessful in growing U.S. operations, or should our Mexican trailer sales operations fail to return to more traditional levels and should the Company’s Chairman fail to provide additional funding to sustain the Company’s working capital requirements, and/or should the Company be unsuccessful in obtaining funding from third parties, the Company could be forced to dramatically scale back its operations and activities.

(4) Inventory, notes payable and credit line The Company funds the purchase of some of its inventory under floor plan credit lines from independent finance companies (unrelated to Hyundai Translead), that are secured by specific trailer inventory. As of March 31, 2008 and December 31, 2007, the Company had the following inventory balances, floor plan financing debt and other unsecured short term debt:

	March 31, 2008	December 31, 2007
Inventory
Inventory, securitizing floor plan line of credit	$3,740,155	$3,000,533
Inventory, other	6,727,171	2,717,956
Total Inventory	$10,467,326	$5,718,489

Notes payable and line of credit
Floor plan line of credit, secured by inventory	$3,769,341	$2,953,529
Other unsecured notes payable and payable to stockholder	367,079	374,207
Total notes payable, line of credit and payable to stockholder	$4,136,420	$3,327,736

For the quarter ended March 31, 2008 the Company had total inventory of $10,467,326, an 83% increase compared to inventory levels at December 31, 2007. During the three months ended March 31, 2008 and 2007, the Company received proceeds from notes payable and credit line of $2,107,236 and $4,213,368, respectively, which included $2,051,349 and $4,213,368, respectively, in conjunction with the floor plan lines of credit. During the three-months ended March 31, 2008 and 2007, the Company repaid debt of $1,261,831 and $4,190, 758, respectively, which included repayments of $1,231,528 and $4,068,141, respectively, against the floor plan lines of credit.

Current inventory, notes payable, line of credit and payable to stockholder reflect the decrease in market demand for the Company’s products in the first three months of 2008.

As of May 18, 2008, the Company had received purchase orders from its clients for approximately $5.0 million of our inventory.

(5) Accounts payable and accrued expenses The Company purchases the majority of its new trailer inventory from Hyundai Translead, which extends payment terms of at least 45 days. In certain cases, when specific inventory is committed for sale to particular customers, Hyundai Translead allows the Company to delay payment beyond 45 days until such time as the sales of the related inventory to the particular customers have been completed. In addition, as an exception, Hyundai Translead allowed the Company to delay payments an average of 75 days after the 45 days of regular credit for purchases made during the quarter ended March 31, 2008. The credit terms extended to the Company by Hyundai Translead are non-interest bearing and are not secured by inventory. However, effective July 1, 2007, Hyundai Translead started charging interest of 10.0% per annum on outstanding balances that exceed the credit limit of $1.5 million.

During the three month period ending March 31, 2008, the Company purchased 28 used trailers from TIP de México (a subsidiary of GE Capital) with credit terms of at least 240 days, including 60 days of commercial credit without interest and at LIBOR plus 3% (6.29% as of March 31, 2008), beginning on the 61st day.

Following is a summary of the Company’s accounts payable and accrued expenses as of March 30, 2008 and December 31, 2007:

	March 31, 2008	December 31, 2007
Accounts payable and accrued expenses
Accounts payable to Hyundai Translead	$5,304,024	$848,559
Accounts payable to TIP	345,575	0
Other accounts payable and accrued expenses	801,290	851,080
Total accounts payable and accrued expenses	$6,450,889	$1,699,639

Other accounts payable and accrued expenses relate primarily to freight, customs/importation fees, and accrued employee termination costs as required under Mexican law.

(6) Recognition of revenue from equipment sales Revenue generated by the sale of trailer and semi-trailer equipment is recorded at the time the equipment is delivered to the buyer, provided the Company has evidence of an arrangement, the sale price is fixed or determinable and collectibility is reasonably assured.

(7) Equipment leasing Statement of Financial Accounting Standards No. 13, Accounting for Leases, as amended, requires that a lessor account for each lease by either the direct financing or sales-type method (collectively capital leases), or the operating lease method. Capital leases are defined as those leases that transfer substantially all of the benefits and risks of ownership of the equipment to the lessee. The Company’s leases are classified as operating leases for all of its leases and for all lease activity as the lease contracts do not satisfy the criteria to be recognized as capital leases. For all types of leases, the determination of return on investment considers the estimated value of the equipment at lease termination, referred to as the residual value. Residual values are estimated at lease inception equal to the estimated value to be received from the equipment following termination of the initial lease (which in certain circumstances includes anticipated re-lease proceeds), as determined by the Company. In estimating such values, the Company considers all relevant information and circumstances regarding the equipment and the lessee. Actual results could differ significantly from initial estimates, which could in turn result in impairment or other charges in future periods.

The cost of equipment is recorded as equipment and is depreciated on a straight-line basis over the estimated useful life of the equipment. Leasing revenue consists principally of monthly rentals and related charges due from lessees. Leasing revenue is recognized over the related rental term. Deposits and advance rental payments are recorded as a liability until repaid or earned by us. Operating lease terms range from month-to-month rentals to five years. Initial direct costs (IDC) are capitalized and amortized over the lease term in proportion to the recognition of rental income. At March 31, 2008, the Company had no capitalized IDC. Depreciation expense and amortization of IDC are recorded as direct costs of trailers under operating leases in the accompanying consolidated statements of operations.

(8) Income Taxes Income taxes of $24,880 and $22,009 for the three months ended March 31, 2008 and 2007, respectively, primarily represent an alternative tax on assets incurred by the Company’s Mexican operations. This tax is applicable to most Mexican corporations that have no taxable income.

(9) Comprehensive income (loss) Comprehensive income (loss) includes all changes in stockholders’ equity (net assets) from non-owner sources during the reporting period. Since inception, the Company’s comprehensive loss has been the same as its net loss.

(10) Common stock and warrant issuance For the three months ended March 31, 2008 and 2007, the Company did not issue any stock or stock-based awards. Therefore, there is no stock-based compensation disclosure presented herein. All stock-based awards granted in previous periods and outstanding as of March 31, 2008 were fully vested as of the issuance date.

(11) Earnings per share The following summarizes the weighted-average common shares issued and outstanding for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31
	2008	2007
Common and common equivalent shares outstanding – beginning of period	20,433,321	20,433,321
Common shares issued for cash	0	0
Common shares issued for conversion of debt	0	0
Common shares issued for exercise of warrants	0	0
Common and common equivalent shares outstanding – end of period	20,433,321	20,433,321

Historical common equivalent shares outstanding – beginning of period	20,433,321	20,433,321
Weighted average common shares issued during period	0	0
Weighted average common shares outstanding – basic and diluted	20,433,321	20,433,321

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method. For all net loss periods presented, diluted loss per share is the same as basic loss per share because the effect of outstanding restricted stock, options or warrants is antidilutive. Therefore, the Company had no dilutive shares during the period.

(12) Supplemental balance sheet information

	March 31, 2008	December 31, 2007
Rents and accounts receivable, net
Rents and accounts receivable	$495,393	$1,198,764
Alowance for doubtful accounts	(3,469)	(157,822)
Total rents and accounts receivable, net	$491,924	$1,040,942

Property and equipment, net
Trailer and semi-trailer equipment	$2,361,536	$2,267,114
Vehicles	105,742	108,168
Furniture and computer equipment	151,682	167,012
	2,618,960	2,542,294
Accumulated depreciation	(1,346,708)	(1,300,717)
Total property and equipment, net	$1,272,252	$1,241,577

(13) Commitments and Contingencies

Distribution Contract:

On July 9, 2007, the Company entered into a new exclusive dealer agreement with Hyundai Translead, replacing the existing dealer agreement which was set to expire in November 2007. The new dealer agreement, which expires on December 31, 2010, grants the Company the exclusive right to continue to sell and lease Hyundai truck trailers and related equipment in Mexico. In addition, the new agreement increases the Company’s line of credit with Hyundai for its Mexican operations to $1.5 million, an increase from the previous limit of $1.0 million. The credit line is used to facilitate the purchase of truck trailer inventory. The dealer agreement does not require the Company to meet any minimum purchase requirements.

The Company also sells and distributes Hyundai truck trailers in the United States, principally in California and Texas, under an existing dealer agreement with Hyundai Translead, which will expire on June 30, 2008. The Company has been assured by Hyundai Translead that the Company’s dealer agreements in California and Texas will be extended on a year-to-year basis.

Purchase Commitments:

As of March 31, 2008, the Company had forward trailer purchase commitments with Hyundai Translead of approximately $6,513,990, towards which the Company had not made any down payments. Under the terms of the commitment, the Company must pay Hyundai the total balance upon taking delivery of the trailers. Given that the Company’s total sales of trailers during 2007 of just over $45 million, management believes that such a forward purchase commitment in conjunction with its current inventory levels is both a necessary and reasonable action to avoid lack of inventory as market conditions improve through the balance of 2008 and early 2009. As of May 18, 2008, the Company had received purchase orders from its clients for approximately $5.0 million of our inventory.

During the year ended December 31, 2007, the Company made trailer sales totaling approximately $8,726,000 to two customers, conditioned on the Company agreeing to repurchase some of the trailers in the future under certain circumstances. The two customers are leasing companies that buy trailers from the Company, which then are leased to their customers. Under the terms of the conditional repurchase agreements, the Company could be required to repurchase some of the trailers, if the customers’ lessees choose to return the trailers to the customers at lease termination and the customers choose not to release or sell the related trailers at that time.

As of March 31, 2008, the Company could be obligated to one customer to repurchase up to 250 trailers, which currently have estimated market values totaling approximately $5,100,000, at repurchase prices totaling $4,850,000. The prices agreed upon in the conditional repurchase agreement decline over periods from one year to ten years following the dates of original sale, terminating in the year 2017. Based on the Company’s experience in the used trailer market, Company management estimates that the market value of the related used trailers will exceed the prices agreed upon in the repurchase agreement at any point in time over the period terminating in 2017, i.e., management expects to be able to sell the used trailers at prices that exceed the repurchase price. Thus, if the Company is required to repurchase any of the related trailers, it does not expect to incur losses on their subsequent sale or other disposition.

In addition, as of March 31, 2008, the Company could be obligated to a second customer to repurchase up to 95 trailers, which currently have estimated market values totaling approximately $1,900,000. The conditional repurchase period begins in the year 2010, terminating in 2014. Company management anticipates that the 95 related trailers will have estimated market values totaling approximately $1,600,000 as of July 1, 2010, the beginning of the repurchase period. As of that date, the repurchase prices agreed upon for the 95 trailers total $796,000. The prices in the conditional repurchase agreement decline over periods from three years to seven years following the dates of original sale in the year 2007. Based on the Company’s experience in the used trailer market, Company management estimates that the market value of the related used trailers will exceed the prices agreed upon in the repurchase agreement at any point in time over the period terminating in 2014. Thus, if the Company is required to repurchase any of the related trailers, it does not expect to incur losses on their subsequent sale or other disposition.

Registration Rights Obligation:

In conjunction with the private equity placement that took place on May 1, 2006, the Company was required to prepare and file with the Securities and Exchange Commission, a registration statement covering all the shares that were or could be issued as a result of the transaction. The Company complied with this requirement by filing such registration statement Form SB-2 (Registration Statement) on October 5, 2006. However, the Company also was obligated to have caused such Registration Statement to become effective within 180 days of May 1, 2006. Any delays in meeting the obligation to have the Registration Statement declared effective within 180 days of May 1, 2006 would result in the Company being liable to the investors in an amount equal to one percent per month (or part thereof) of the purchase price paid for the shares, and, if exercised, the warrant shares, for the duration of any such delay.

As of August 13, 2007, the Registration Statement was declared effective. The Company was required to pay the investors the penalty fee of $23,000 for each month (or part thereof) that the effective date of the Registration Statement was delayed, unless the investors waived such fee. The registration rights agreement did not limit the amount of fee that would have to be paid if the effective date of the registration statement were delayed indefinitely. Thus, the annual fee obligation for such a delay would have been approximately $276,000. Company management initially anticipated that the registration statement would become effective by May 15, 2007, resulting in a penalty fee of $138,000. This estimated fee was included as a reduction of stockholders’ equity as reported in the Company’s Consolidated Balance Sheet as of December 31, 2006. In January 2007, the Company paid $23,000 of the estimated fee. Given that the Registration Statement was declared effective on August 13, 2007, approximately three months beyond the original anticipated effective date, the Company increased the penalty fee payable by $69,000 during the three months ended June 30, 2007, with a related charge reflected in the Company’s Consolidated Statement of Operations for the period then ended. The remaining liability of $184,000 was included in accounts payable and accrued expenses as of December 31, 2007, and was subsequently paid to the investors in January 2008.

Effects of Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. The Company adopted the provisions of SFAS No. 157 effective January 1, 2008. The adoption did not have any impact on the Company’s financial statements as of March 31, 2008 or for the three-month period then ended. Company management does not expect this statement to have a significant impact on the Company’s future financial statements.

Item 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements.” We are ineligible to rely on the safe harbor provisions for forward-looking statements that are contained in applicable securities legislation, because we are a penny stock issuer. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. You can identify “forward-looking statements” by the fact that they do not relate strictly to historical or current facts.

Our forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate and reasonable in the circumstances. Any statement containing forward-looking information speaks only as of the date on which it is made; and, except to fulfill our obligations under the U.S. securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made. A number of factors could cause the Company’s actual results to differ materially from those indicated in the forward looking statements in this discussion. All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. It is not possible for our management to predict all of such factors or to assess the effect of each factor on our business. All of our forward-looking statements should be considered in light of these factors. For more information about such factors and risks, see the other documents incorporated by reference in this document.

Overview

CapSource Financial, Inc. is a U.S. corporation engaged principally in the business of selling and leasing truck trailers. We conduct business through operations of two wholly-owned subsidiaries in Mexico and one wholly-owned subsidiary in the United States.

RESALTA, our Mexican trailer sales/distribution company, is the exclusive authorized Hyundai Translead trailer dealer for all of Mexico.

REMEX, our Mexican lease/rental subsidiary, leases truck trailer equipment under operating lease contracts that are denominated in U.S. dollars. This structure reduces our foreign exchange risk, transferring it to the lessees.

Prime Time Trailers, our U.S. trailer sales/distribution company, has the rights to distribute Hyundai truck trailers in Texas and the southwestern United States. We acquired Prime Time Trailers on May 1, 2006, from Prime Time Equipment, Inc., a California based authorized dealer for Hyundai truck trailers. We now operate the acquired business through our wholly-owned subsidiary, CapSource Equipment Company, Inc., d/b/a Prime Time Trailers.

Results of Operations

Summary of Net Sales and Gross Profit

By Country

(U.S. $ Thousands)

	Three Months Ended March 31
	2008			2007
	Mexico	United States	Total	Mexico	United States	Total
Net sales and rental income	$817.0	1,269.5	2,086.5	8,689.3	1,975.6	10,664.9
Cost of sales and operating leases	(664.5)	(1,234.1)	(1,898.6)	(8,047.1)	(1,915.0)	(9,962.1)
Gross profit	$152.5	35.4	187.9	642.2	60.6	702.8
Margin %	18.7%	2.8%	9.0%	7.4%	3.1%	6.6%

For the first quarter ended March 31, 2008, our consolidated net sales decreased by 80.44% to $2,086,534 compared to $10,664,902 for the same period last year. Net sales is made up of two components: trailer and parts sales, which decreased by $8,597,202, in the first quarter of 2008, a decrease of 81.69% compared to the same period of 2007, and lease/rental income, which increased by $18,837, an increase of 13.4% compared to the same period last year.

The decline in our overall sales in the first quarter ended March 31, 2008 was primarily due to a decline in sales by our Mexican operations. Trends in the sales of transportation equipment in Mexico generally follow those in the U.S. although they tend to lag by two to three quarters. Management believes that the decline in demand for trailers in Mexico mirrors the decline experienced in the U.S. during the second half of 2006 and the first half of 2007. In the U.S., demand for trailers is generally a function of freight volume which is an important indicator of total economic activity. As the economy grows, freight volume increases, carrier profitability improves and demand for new equipment increases. Conversely, as freight volume declines, carrier margins are squeezed and equipment purchases are delayed.

Carriers must replace older equipment on an ongoing basis. When purchases are delayed during economic downturns demand is built up. When the economy improves carriers must invest in both replacing older equipment as well as growth. As a result trailer sales typically improve sharply nearing the end of economic downturns.

The margin percent (%) consists of gross profit divided by total net sales and rental income. The margin % on trailer sales in Mexico was 8.61% in the first quarter of 2008 compared to 6.84% in the same period of 2007. In addition, the margin % on rental income in Mexico was 60.0% in the first quarter of 2008 compared to 40.7% in the same period of 2007. This increase resulted from a reduction in insurance and repair costs on the lease fleet. The weighted average margin % of our Mexican operations for the first quarter ended March 31, 2008 was 18.7% compared to 7.4% for the same period of 2007. This increase in the margin % resulted from the decline in trailer sales in Mexico, at a relatively low margin %, along with the concurrent increase in rental income at a significantly higher margin %.

Management anticipates an improving sales environment during the second half of 2008 or the first half of 2009. Based on trends, sales should improve first in the U.S. and later in Mexico. Once carriers perceive an improving transportation environment they typically move quickly to replace aging equipment and trailer sales generally improve industry-wide.

For the first quarter ended March 31, 2008, trailer/parts/lease income in Mexico was $817,057, as compared to $8,689,266 in the same period last year, a decrease of $7,872,209 or 90.6%. For the first quarter ended March 31, 2008, our U.S. operations generated trailers/parts sales of $1,269,478 compared to $1,975,634 in the same period last year, a decrease of $706,156 or 35.74%.

Gross profit consists of net sales and rental income less cost of sales and operating leases. For the first quarter ended March 31, 2008, gross profit decreased $514,914, or 73.26%, to $187,906 compared to $702,820 for the same period in 2007. This decrease in gross profit resulted from the decrease of $8,578,368 in total sales and was partially offset by an increase in lease/rental income.

Selling, general and administrative expense for the first quarter ended March 31, 2008 was $849,750 compared to $895,728 for the same period of 2007, a decrease of 5.1%. This decrease was mainly due to additional expenses related to our acquired U.S. operation in the same period in 2007.

Operating loss consists of net sales less cost of sales and operating leases and selling, general and administrative expenses. In the first quarter of 2008, we recognized operating loss of $661,844, compared to an operating loss of $192,908 for the same period of 2007, an increase of $468,936. This increase in operating loss resulted from a decrease in sales and gross profit, partially offset by the decrease in selling, general and administrative expense.

Net interest expense for the first quarter ended March 31, 2008 was $124,695 compared to $106,434 for the same period of 2007. This increase of $18,261 resulted from higher debt in 2008 utilized to finance inventory.

Other income/(expense), net, which is primarily foreign exchange gains/(loss) in our Mexican operation, was a gain of $ 395 in the first quarter ended March 31, 2008 compared to a loss of $18,552 in the same period of the last year.

Income taxes of $24,881 and $22,009 were accrued for the three months ended March 31, 2008 and 2007, respectively. This tax primarily represents an alternative tax, which is an alternative tax incurred by our Mexican operations. This tax is applicable to most Mexican corporations that have no taxable income.

Our net loss for the first quarter ended March 31, 2008 was $811,025, or $0.04 per basic and diluted share, compared to a net loss of $339,903, or $0.02 per basic and diluted share for the same period of 2007. This increase in net loss was caused by the impact of a decrease in sales, and an increase in net interest expense, partially offset by a decrease in selling, general and administrative expense and an increase in lease/rental income.

Liquidity and Capital Resources

Our principal sources of liquidity have been debt and equity funding provided by our majority stockholder, as well as through our initial public offering that concluded in July 2003, and through a private equity placement that took place on May 1, 2006.

During the three months ended March 31, 2008, we acquired property and equipment of $117,671, which primarily was equipment for the lease/rental pool, offset by proceeds of $20,943 from disposals. This compares to $53,778 and $12,384, respectively, for the three months ended March 31, 2007. As a result, net cash used for investment activities was $96,728 for the three months ended March 31, 2008, compared to $41,394 for the three months ended March 31, 2007.

During the three months ended March 31, 2008 and 2007, we received proceeds from issuance of shareholder debt of $301,000 and $109,500, respectively. In addition, in the same periods we received proceeds from notes payable and floor plan line of credit from Navistar Financial Corporation of $2,051,349 and $4,213,368, respectively. During the three months ended March 31, 2008, we repaid debt of $1,261,831, including $1,231,528 against the floor plan line of credit. During the same period of 2007, we repaid debt of $4,190,758, including $4,068,141 against the floor plan line of credit. As a result, net cash provided by financing activities for the three months ended March 31, 2008 and 2007 was $1,146,405 and $132,110, respectively.

As of March 31, 2008, we had committed to purchase additional trailers from Hyundai Translead, at a total purchase price of approximately $6,513,990 towards which we had not made down payments. Under the terms of the commitment, we must pay Hyundai the balance due of approximately $6,513,990 upon taking delivery of the trailers. As of March 31, 2008 we have placed orders enough to ensure an uninterrupted supply sufficient to meet our anticipated customer demand in 2008.

The sharp decline in trailer sales during the first quarter of 2008 was a result of a significant reduction in demand for new trailers, particularly in Mexico. We believe this weakness in demand will continue at least through the first half of 2008. Recovery will depend largely on the improvement in the economies of both Mexico and the United States. If the market continues “soft” through the remaining three quarters of 2008, our sales and resulting gross profit could decline significantly compared to 2007. As of March 31, 2008, our trailer inventory combined with purchase commitments totaled approximately $17.0 million, sufficient to cover customer sales demand for approximately $18.3 million of trailers. Last year, in 2007, we had total trailer sales of approximately $34.8 million in the nine-month period April 1, 2007 through December 31, 2007. If we sell at least 50% of that amount ($17.4 million) during the same period of 2008, we will consume almost our entire current inventory as well as all committed inventory purchases. In order to maintain sufficient inventory to ensure uninterrupted supply to meet potential customer demand, we believe that our current inventory and purchase commitments are prudent under current market conditions. We do not expect to sell our current inventory or purchase commitments at a loss in order to stimulate sales. As of May 18, 2008, we had received purchase orders from our clients for approximately $5.0 million of our inventory.

Since its inception, the Company has generated losses from operations, and as of March 31, 2008, we had an accumulated deficit of $15,735,367, negative equity of $317,709, negative cash flows from operating activities of $947,294 and a working capital deficit of $987,661. We believe that the cash on hand as of March 31, 2008, together with the floor plan financing arrangements and cash expected to be generated by operations, will provide us with sufficient operational funds for the next twelve months, and will satisfy obligations as they become due. If we experience occasional cash short-falls, we expect to cover them with funds provided by the Company’s Chairman and/or other investors. However, until such time that we achieve profitability, we will need to seek additional debt and/or equity funding to continue operations. Should our Chairman or other investors fail to provide additional financial support to the Company if needed, or should we be unsuccessful in obtaining funding from third parties, the Company could be forced to dramatically scale back its operations and activities.

Item 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Item not applicable.

Item 4T.   CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, and (ii) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There was no change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective at the level of reasonable assurance.

Compliance with Section 404 of Sarbanes-Oxley Act

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the Act), beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, our management furnished a report on our internal control over financial reporting. This report contained, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year ended December 31, 2007, including a statement as to whether or not our internal control over financial reporting is effective. This assessment includes disclosure of any material weaknesses in our internal control over financial reporting identified by management. We did not identify material weaknesses in our internal control over financial reporting; we were able to assert that our internal control over financial reporting is effective.

Management acknowledges its responsibility for internal controls over financial reporting and seeks to continually improve those controls in order to achieve compliance with Section 404 of the Act.

PART II – OTHER INFORMATION

Item 1.   LEGAL PROCEEDINGS

None.

Item 1A.   RISK FACTORS

Item not applicable.

Item 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

Item 3.   DEFAULTS UPON SENIOR SECURITIES

None.

Item 4.   SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Item 5.   OTHER INFORMATION

None.

Item 6.   EXHIBITS

LIST OF EXHIBITS

Exhibit No.	Description
*3.1	Articles of Incorporation
*3.1.1	Articles of Amendment to the Articles of Incorporation (Name Change)
*3.1.2	Articles of Amendment to the Articles of Incorporation (Authorized Capital)
*3.2	By-laws
**10.1	Separation Agreement and General Release between the Registrant and Steven J. Kutcher, dated March 25, 2008
**10.2	Personal Guaranty to Steven J. Kutcher by Randolph M. Pentel, dated March 25, 2008
**31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed October 7, 2002, as amended by the Company’s Amendment No. 1 to Form SB-2 filed December 9, 2002.
**	Filed herewith.

The financial statements filed as part of this report are listed separately in the Index to Financial Statements.

SIGNATURE

In accordance with the requirements of the Securities Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPSOURCE FINANCIAL, INC.
Date: May 20, 2008	By:	/s/ Fred C. Boethling
Fred C. Boethling, President, Chief Executive Officer and Director

Exhibit 10.1

CONFIDENTIAL SEPARATION AGREEMENT AND GENERAL RELEASE

RECITALS

WHEREAS, Steven J. Kutcher (“Kutcher”or you) was employed by the Capsource Financial, Inc. (“Company”) as Chief Financial Officer pursuant to an Employment Contract dated January 9, 2006 and Amended April 26, 2006;

WHEREAS, on March 25, 2008, pursuant to a letter of resignation, Kutcher voluntarily terminated his employment with the Company effective April 15, 2008;

WHEREAS, Kutcher and the Company have agreed to certain benefits in connection with the termination of the employee relationship;

NOW THEREFORE the Parties agree as follows:

TERMS OF AGREEMENT

1.    This Agreement shall not be in any way construed as an admission by the Company that it has acted wrongfully with respect to Kutcher or any other person, or that Kutcher has any rights whatsoever against the Company.

2.    This Agreement shall not be in any way construed as an admission by Kutcher that he has acted wrongfully with respect to the Company or any other person, or that the Company has any rights whatsoever against Kutcher.

3.    The Company agrees that Kutcher is due the following amounts pursuant to his  employment contract and by other agreements:

Severance payment	$71,666.65
Unused vacation pay	$10,584.62
Stock payment in lieu of issuance	$7,000.00
Accrued salary	$13,856.88
Total Amount Due	$103,108.15

Accordingly the total amount due Kutcher pursuant to this Agreement is $103,108.15 (“Total Amount Due”).

1

4.    In exchange for the promises contained in this Agreement and release of claims as set forth below, and provided that you sign this agreement and return it to me by 5:00 PM, (CDT), March 26, 2008, and do not revoke this Agreement as set forth in Paragraph 14(d):

a.  The Company will pay you the 20% of the Total Amount Due each month over a period of five (5) consecutive months beginning April 15, 2008, and ending August 15, 2008.

b.  Unpaid amounts under this Agreement will accrue interest at the rate of 11% per annum.

c.  The Company will arrange for all amounts due pursuant to this Agreement to be personally guaranteed by the Company’s Chairman, Randolph M. Pentel.

d.  Notwithstanding the foregoing, should CapSource sell its REMEX operating facility or the capital stock thereof for a cash price in excess of Eight Hundred Thousand Dollars ($800,000) U.S. CapSource will, within two (2) business days of the closing of such transaction pay to Kutcher all unpaid amounts due to him pursuant to this agreement.

5.    In consideration of the promises contained in this Agreement, Kutcher agrees:

a.  On behalf of yourself and anyone claiming through you, irrevocably and unconditionally to release, acquit and forever discharge the Company and/or its parent corporation, subsidiaries, divisions, predecessors, successors and assigns, as well as each’s past and present officers, directors, employees, shareholders, trustees, joint venturers, partners, and anyone claiming through them (hereinafter “Releaseees” collectively), in each’s individual and/or corporate capacities, from any and all claims, liabilities, promises, actions, damages and the like, known or unknown, which you ever had against any of the Releasees arising out of or relating to your employment with the Company and/or the termination of your employment with the Company. Said claims include, but are not limited to: (1) employment discrimination (including claims of sex discrimination and/or sexual harassment) and retaliation under Title VII (42 U.S.C.A. 2000e etc.) and under 42 U.S.C.A. section 1981 and section 1983, age discrimination under the Age Discrimination in Employment Act (29 U.S.C.A. sections 621-634) as amended, under any relevant state statutes or municipal ordinances; (2) disputed wages; (3) wrongful discharge and/or breach of any alleged employment contract; and (4) claims based on any tort, such as invasion of privacy, defamation, fraud and infliction of emotional distress.

b.  That you shall not bring any legal action against any of the Releasees for any claim waived and released under this Agreement and that you represent and warrant that no such claim has been filed to date. You further agree that should you bring any type of administrative or legal action arising out of claims waived under this Agreement, you will bear all legal fees and costs, including those of the Releasees.

2

6.    You agree to refer any and all reference checks to the Steven E. Reichert, General Counsel and you know that any such references will be limited to confirmation of your dates of employment and last position held. The obligation under this Paragraph is separable and any failure by the Company to perform the obligation in this Paragraph will only give rise to an action to enforce this Paragraph.

7.    You agree that you will not, directly or indirectly, disclose the fact of and terms of this Agreement, including the severance benefits, to anyone other than your attorney, except to the extent such disclosure may be required for accounting or tax reporting purposes or as otherwise required by law.

8.    This agreement shall be binding on the parties and upon their heirs, administrators, representatives, executors, successors and assigns and shall inure to their benefit and to that of their heirs, administrators, representatives, executors, successors and assigns.

9.    On or before April 18, 2008, you will return all of the Company’s property in your possession, including, but not limited to, materials, such as customer lists, mailing lists, account information, samples, prototypes, price lists and pricing information any phone cards, cellular phone, automobile and all of the tangible and intangible property belonging to the Company and relating to your employment with the Company. You further represent and warrant that you have not retained any copies, electronic or otherwise, of such property.

10.  You will cooperate fully with the Company in its defense of or other participation in any administrative, judicial or other proceeding arising from any charge, complaint or other action which has been or may be filed.

11.  You will not disclose any confidential or proprietary information (specifically including pricing, margins, key customer contacts and their profiles not generally known to the public) which you acquired as an employee of the Company to any other person or entity, or use such information in any manner that is detrimental to the interest of the Company.

12.  You agree that you will not make any comments relating to the Company or its employees which are critical, derogatory or which may tend to injure the business of the Company.

13. In the event that you breach any of your obligations under Paragraphs 8 through 11, any outstanding obligations of the Company hereunder shall immediately terminate, and any payments previously made to you pursuant to Paragraph 3 shall be returned to the Company.

3

14.  You also acknowledge that you have been informed pursuant to the federal Older Workers Benefit Protection Act of 1990 that:

a.  You have the right to consult with an attorney before signing this Agreement;

b.  You do not waive rights or claims under the federal Age Discrimination in Employment Act that may arise after the date this waiver is executed;

c.  You have two (2) days from the date of this letter to consider this Agreement;

d.  You have five (5) days after signing this Agreement to revoke the Agreement, and the Agreement will not be effective until that revocation period has expired.

15.  The provisions of this Agreement are severable. If any provision is held to be invalid or unenforceable, it shall not affect the validity or enforceability of any other provision.

16.  This Agreement sets forth the entire agreement between you and the Company and supersedes any and all prior oral or written agreements or understandings between you and the Company concerning the subject matter of this Agreement. This Agreement may not be altered, amended or modified, except by a further written document signed by you and the Company.

17.  You represent that you fully understand your right to review all aspects of this Agreement with an attorney of your choice, that you have had the opportunity to consult with an attorney of your choice, that you have carefully read and fully understand all the provisions of this Agreement and that you are freely, knowingly and voluntarily entering into this Separation Agreement and General Release.

Accepted and agreed to on this 25th day of March, 2008.

Steven J. Kutcher:

/s/ Steven J. Kutcher
Employee signature

Capsource Equipment Company, Inc.

/s/ Steven Reichert

By: Steven Reichert

Its: Vice President and General Counsel

4

Exhibit 10.2

PERSONAL GUARANTY

WHEREAS, Steven J. Kutcher, (“Kutcher”) was employed by CapSource Financial, Inc., a Colorado corporation (“Company”);

WHEREAS, Kutcher’s employment with the Company was terminated pursuant to a Confidential Separation Agreement and General Release dated March 25, 2008 (“Separation Agreement”);

WHEREAS, the separation Agreement provides for certain amounts to be paid by the Company to Kutcher totaling $103,108.15 (“Amount Due”) plus accrued interest (collectively the “Indebtedness”);

WHEREAS, Kutcher is willing to provide such additional time for the payment of the Amount Due conditioned upon said Indebtedness being personally guaranteed as to the payment thereof by Randolph M. Pentel, Chairman of CapSource Financial, Inc. and an individual residing in Minnesota, (“Guarantor”);

1.        NOW, THEREFORE, the Guarantor guarantees that Debtor will promptly pay the full amount of the Indebtedness as and when the same shall in any manner be or become due according to the terms and conditions provided in the Separation Agreement. Notwithstanding the foregoing, the Guarantor shall have three (3) business days from the date due to make any payment required by the Separation Agreement and guaranteed by this agreement.

2.        Without limiting the generality of the foregoing, the Guarantor agrees that he will pay the full amount of Indebtedness now or hereafter due as, and when the same shall in any manner be or become due according to the terms and conditions provided in the Separation Agreement.

3.        The Guarantor hereby waives demand, notice of dishonor, presentment for payment, protest and notice of protest and of non-performance on all of said Indebtedness; and if said Indebtedness is renewed, or if the time for payment thereof be extended (to which Guarantor consents) either with or without notice to Guarantor, Guarantor unconditionally guarantee the payment of such Indebtedness at t he time fixed for the payment thereof in and by any such renewal or extension. Guarantor further waives all rights, by statute or otherwise, to require Kutcher to institute suit against the Company to obtain performance under this Agreement; also to exercise diligence in enforcing this or any other instrument.

4.        To the extent permitted by law, Guarantor waives all defenses legally available to Guarantor, Guarantor being bound to the payment of said Indebtedness of the Company. The holder of the Note may take any new or additional or substituted security from time to time without in any way impairing the obligation of the undersigned; and the impairment of the security, which said holder may from time to time hold as security for said loan, shall in no way operate to discharge the undersigned in whole or in part, it being specifically agreed that the holder is not required to exercise diligence to enforce its rights against the original maker of said Note. The holder is hereby authorized at any time, in its sole discretion and without notice, to take, change, release or in any way deal with the security herein; but the holder of the Note shall be under no obligation to collect or to protect any of such security or said indebtedness, and its neglect or failure to collect or protect the same is excused. Acceptance of the Guarantee is waived.

5.        Forbearance on the part of Kutcher to take steps to enforce payment of said indebtedness arising from Guarantor default in any respect whatever, or the giving of further time to the Company, shall in no way release the undersigned, but the undersigned shall remain liable hereunder for the prompt payment of said Indebtedness.

6.        This Guarantee is for the use and benefit of Kutcher, who in the first instance will be owed the Indebtedness. This Guarantee shall also be for the use and benefit of any subsequent owner of said right to receive the Indebtedness and each owner of said right may assign this Guarantee to his successor owner of said Indebtedness.

7.        All reasonable costs and expenses, including attorney’s fees, incurred by the holder of said Indebtedness to enforce this Guarantee, shall be paid by the undersigned.

8.        The liability of the Guarantor shall continue until payment is made of the Indebtedness as required by the Separation Agreement.

9.        Guarantor consents that, without affecting the Guarantor’s liability, Kutcher may, without notice to or consent of Guarantor on such terms as Kutcher may deem advisable, extend in whole or in part, by renewal or otherwise, the time of payment of the Indebtedness or any part thereof now or hereafter owing by the Company to Kutcher or held by Kutcher as security for any obligation herein described, or may do or refrain from doing any act whatever. Guarantor also consents that Kutcher may release, surrender, exchange, modify, impair or extend the periods of duration or the time for performance or payment of any collateral securing the obligations of the Company to Kutcher, and may also settle or compromise any claim of Kutcher against the Company or against any other person or corporation whose obligation is held by Kutcher as collateral security for any obligation of the Company or Kutcher. Guarantor hereby ratifies and affirms any such actions, and all such actions shall be binding on Guarantor, and Guarantor hereby waives all defenses, counterclaims or offsets which Guarantor may have.

10.       Guarantor also waives notice of failure of any person to pay to Kutcher any debt held by Kutcher as collateral security for the obligations of the Company, and all defenses, offsets and counterclaims which Guarantor may at any time have to any claim of Kutcher against the Company.

11.       Guarantor represents that at the time of the execution and delivery of this Guaranty nothing exists to impair the effectiveness of this Guarantee.

12.       Kutcher may, at its option, proceed in the first instance against the Guarantor to collect the obligations covered by this Guarantee without first proceeding against any other person, firm or corporation, and without resorting to any property held by Kutcher as collateral security.

Executed by the undersigned this 25th day of March, 2008.

GUARANTOR:

/s/ Randolph M. Pentel
Randolph M. Pentel

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER UNDER

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Fred C. Boethling, certify that:

1.	I have reviewed this quarterly report on Form 10-Q for the period ended March 31, 2008 of CapSource Financial, Inc.;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation;

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent quarter (the registrant’s forth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's control over financial reporting.

Date:	May 20, 2008	By:	/s/ Fred C. Boethling
Name: Fred C. Boethling Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER UNDER

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, A. Alejandro Sanchez, certify that:

1.	I have reviewed this quarterly report on Form 10-Q Q for the period ended March 31, 2008 of CapSource Financial, Inc.;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation;

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent quarter (the registrant’s forth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's control over financial reporting.

Date:	May 20, 2008	By:	/s/ A. Alejandro Sanchez
Name: A. Alejandro Sanchez Acting Chief Financial Officer and Principal Accounting Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Quarterly Report by CapSource Financial, Inc. ("Registrant") on Form 10-Q for the quarterly period ended March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Fred C. Boethling, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date:	May 20, 2008	By:	/s/ Fred C. Boethling
Name: Fred C. Boethling Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Quarterly Report by CapSource Financial, Inc. (“Registrant”) on Form 10-Q for the quarterly period ended March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, A. Alejandro Sanchez, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date:	May 20, 2008	By:	/s/ A. Alejandro Sanchez
Name: A. Alejandro Sanchez Acting Chief Financial Officer and Principal Accounting Officer